# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 64361Q101
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 03/02/2026
Amends the filing with accession number 0000950170-25-111487
Filed by CIK 0001539838
Persons authorized to receive notices and communications: Teresa L. Dick, Diamondback Energy, Inc., 900 NW 63rd Street, Suite 200, Oklahoma City, Oklahoma (OK), 73116, (432) 221-7400; Zachary S. Podolsky, Latham & Watkins LLP, 1271 Avenue of the Americas, New York, New York (NY), 10020, (212) 906-1200

## Reporting persons
- Diamondback Energy, Inc. (CIK 0001539838): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 142,666,789; shared voting power 0; sole dispositive power 142,666,789; shared dispositive power 0; aggregate amount beneficially owned 142,666,789 (42.4% of the class)
- Diamondback E&P LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 8,066,528; shared voting power 0; sole dispositive power 8,066,528; shared dispositive power 0; aggregate amount beneficially owned 8,066,528 (4% of the class)
- Endeavor Energy Resources, L.P.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 69,626,640; shared voting power 0; sole dispositive power 69,626,640; shared dispositive power 0; aggregate amount beneficially owned 69,626,640 (26.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.000001 per share
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas Ave., Suite 100, Midland, Texas (TX), 79701
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on August 26, 2025 (as amended, the "Schedule 13D"), relating to the Class A Common Stock, par value $0.000001 per share (the "Class A Common Stock") of Viper Energy, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

March Secondary Offering

On March 2, 2026, Diamondback entered into an underwriting agreement (the "Underwriting Agreement") with the Issuer, the other selling stockholders party thereto and JP Morgan Securities LLC and Goldman Sachs & Co. LLC, as underwriters (the "Underwriters"), pursuant to which the Underwriters agreed to purchase from Diamondback, subject to and upon the terms and conditions set forth therein, 12,391,304 shares of Class A Common Stock at a price of $45.69 per share (the "March Secondary Offering"). Pursuant to the Underwriting Agreement, Diamondback granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 2,163,958 shares of Class A Common Stock at a price of $45.69 per share. On March 4, 2026, the March Secondary Offering closed. As a result, Diamondback redeemed an aggregate 12,391,304 New OpCo Units (as defined below) for a corresponding number of shares of Class A Common Stock.

Pursuant to the Underwriting Agreement, Diamondback has agreed not to sell or otherwise dispose of any shares of Class A Common Stock held by it for a period ending 30 days after the date of the Underwriting Agreement without first obtaining the written consent of the Underwriters subject to certain exceptions.

The above description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock outstanding beneficially owned by each of the Reporting Persons, based on 194,114,585 shares of Class A Common Stock outstanding as of March 4, 2026.

The beneficial ownership percentage of the Listed Persons is set forth on Exhibit 99.1 as filed on August 26, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Diamondback:

Sole Voting Power: 142,666,789
Shared Voting Power: 0
Sole Dispositive Power: 142,666,789
Shared Dispositive Power: 0

Includes (i) 64,973,621 shares of Class B Common Stock and 64,973,621 New OpCo Units held by Diamondback, (ii) 8,066,528 shares of Class B Common Stock and 8,066,528 New OpCo Units held by Diamondback's wholly owned subsidiary, Diamondback E&P and (iii) 69,626,640 shares of Class B Common Stock and 69,626,640 New OpCo Units held by Diamondback's wholly owned subsidiary, Endeavor. Diamondback, Diamondback E&P and Endeavor have the right to exchange their shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Diamondback E&P:

Sole Voting Power: 8,066,528
Shared Voting Power: 0
Sole Dispositive Power: 8,066,528
Shared Dispositive Power: 0

Includes 8,066,528 shares of Class B Common Stock and 8,066,528 New OpCo Units held by Diamondback E&P. Diamondback E&P has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

Endeavor:

Sole Voting Power: 69,626,640
Shared Voting Power: 0
Sole Dispositive Power: 69,626,640
Shared Dispositive Power: 0

Includes 69,626,640 shares of Class B Common Stock and 69,626,640 New OpCo Units held by Endeavor. Endeavor has the right to exchange its shares of Class B Common Stock and an equal number of New OpCo Units on a one-for-one basis for shares of Class A Common Stock.

The beneficial ownership of the Listed Persons is set forth in Exhibit 99.1.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Listed Persons, has effected any transaction during the past 60 days in the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

New OpCo LLC Agreement

On December 23, 2025, the Issuer completed an internal reorganization (the "Reorganization"), pursuant to which, among other things, each outstanding limited liability company interest of Viper Energy Partners LLC, a Delaware limited liability company and Viper's operating subsidiary ("Old OpCo"), was converted into an equivalent limited liability company interest issued by a newly-formed subsidiary of Viper, VNOM Holding Company LLC ("New OpCo").

In connection with the Reorganization, VNOM Sub, Inc., a wholly owned subsidiary of the Issuer, in its capacity as the managing member of New OpCo, along with the Reporting Persons and affiliates Tumbleweed Royalty IV, LLC, NGU Management LLC and EnCap Energy Capital Fund X, L.P. adopted the Amended and Restated Limited Liability Company Agreement of New OpCo (the "New OpCo LLC Agreement").

The New OpCo LLC Agreement provides the members of New OpCo with substantially the same rights and obligations as such members previously held as members of Old OpCo pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Old OpCo. The New Opco LLC Agreement provides that members of New OpCo may require the Issuer to redeem (each, a "Redemption") all or a portion of the shares of Viper Class B common stock, par value $0.000001 per share ("Class B Common Stock") held by such member, together with an equal number of units representing limited liability company interests in New OpCo ("New OpCo Units") (one share of Class B Common Stock and one New OpCo Unit, together, a "Paired Unit", and a Paired Unit that has in fact been tendered for Redemption, a "Tendered Unit"), in exchange for a number of shares of Class A Common Stock, equal to the number of Tendered Units. The New OpCo LLC Agreement also provides that, in lieu of any Redemption, the Issuer will be entitled, subject to the redeeming member's acceptance in writing, to purchase some or all of the Tendered Units from such redeeming member for an amount of cash equal to the product of (x) (A) the number of Tendered Units, multiplied by (B) the average of the daily closing prices per share of Class A Common Stock for the 20 consecutive trading days immediately prior to the date of determination, multiplied by (y) the percentage of such Tendered Units being settled in cash, expressed as a percentage of the total number of Tendered Units rounded up to the nearest Tendered Unit (with the remainder of any Tendered Units not settled in cash to be redeemed for shares of Class A Common Stock).

The above description of the New OpCo LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Listed Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.8. Underwriting Agreement by and among the Issuer, the Underwriters, Diamondback and the other selling securityholders named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 4, 2026).

Exhibit 99.9 Amended and Restated Limited Liability Company Agreement of VNOM Holding Company LLC, dated as of December 23, 2025. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on December 30, 2025).

## Signatures
- Diamondback Energy, Inc.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/04/2026)
- Diamondback E&P LLC: /s/ Teresa L. Dick, By: Diamondback Energy, Inc., its sole member Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/04/2026)
- Endeavor Energy Resources, L.P.: /s/ Teresa L. Dick, Teresa L. Dick/Executive Vice President, Chief Accounting Officer and Assistant Secretary (03/04/2026)